Exhibit 99.1

	Contact:	Dave Farmer
EMC Corporation
508-293-2706
farmer_dave@emc.com

Chris Romoser
Iomega
858-314-7148
FOR IMMEDIATE RELEASE		romoser@iomega.com

EMC TO ACQUIRE IOMEGA

Advances Support for the Rapidly-growing Information Storage Needs of Individual Consumers and Small Businesses

HOPKINTON, Mass. and SAN DIEGO, Calif. – April 8, 2008 – EMC Corporation (NYSE: EMC), the world leader in information infrastructure solutions, and Iomega Corporation (NYSE: IOM), a global leader in data storage and protection for consumers and small businesses, today announced a definitive agreement for EMC to acquire San Diego-based Iomega in a cash tender offer of $3.85 per outstanding share, or approximately $213 million. The addition of Iomega’s products, brand name, route to market and industry expertise will enhance EMC’s reach and focus in the rapidly-growing consumer and small business markets.

EMC intends to commence the tender offer in the next two weeks, with completion of the tender offer expected in the second quarter of 2008, subject to customary closing conditions and regulatory approvals.  The acquisition is expected to have no material impact on EMC financial results for the full 2008 fiscal year.

Joe Tucci, EMC Chairman, President and CEO, said, “Iomega will play a key role in EMC’s strategy to expand our information storage and management capabilities deeper into the high-growth consumer and small business markets. In addition to industry-leading products and a household consumer brand, Iomega brings to EMC a deep knowledge of and established business practices for servicing consumers and small businesses. Iomega and EMC represent a powerful combination that ultimately will benefit these customers through the protection, security and simplified management of their rapidly growing information.”

Jonathan Huberman, Chief Executive Officer, Iomega Corporation, said, “Today begins an exciting new future for Iomega and our customers. Once the acquisition is final, Iomega will be able to fully leverage EMC’s vast assets to grow our business globally.  EMC brings to Iomega a new opportunity for accelerated innovation that will translate into new product capabilities for Iomega’s extensive customer base. Through the renowned Iomega brand;

thousands of retail, direct marketing and distribution channel partners; and Iomega’s talented people, EMC will be able to extend its reach into the high-growth consumer and small business market segments.”

Upon completion of the acquisition, Iomega will serve as the core of EMC’s new Consumer/Small Business Products Division. The new division (led by Jonathan Huberman and reporting to Joel Schwartz, Senior Vice President and General Manager, EMC Storage Platforms) will also include EMC Retrospect® and EMC LifeLine™ software. EMC plans to build the division around the strength of the Iomega organization, brand, products and partner ecosystem.

Iomega adds to the growing list of product offerings EMC is amassing for the consumer and small business markets. As long-standing partners, EMC and Iomega will continue to build upon their existing foundation of technology integrations. Since 2004, Iomega has been packaging and selling EMC Retrospect backup software with all its external disk drives. In January 2008, EMC announced the new EMC LifeLine software for the consumer, home office and small business markets. Simultaneously, Iomega announced plans to embed EMC LifeLine into its multi-drive network storage products, which are expected this summer with the launch of its next-generation StorCenter Network Hard Drive products.

About Iomega

Iomega Corporation, headquartered in San Diego, is a worldwide leader in innovative storage and network security solutions for small and mid-sized businesses, consumers and others. The Company has sold more than 400 million digital storage drives and disks since its inception in 1980. To learn about all of Iomega’s digital storage products and managed services solutions, please go to the Web at www.iomega.com. Resellers can visit Iomega at www.iomega.com/ipartner.

About EMC

EMC Corporation (NYSE: EMC) is the world’s leading developer and provider of information infrastructure technology and solutions that enable organizations of all sizes to transform the way they compete and create value from their information. Information about EMC’s products and services can be found at www.EMC.com.

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EMC and Retrospect are registered trademarks and LifeLine is a trademark of EMC Corporation. Iomega is a registered trademark of Iomega Corporation. All other trademarks are the property of their respective owners.

This release contains “forward-looking statements” as defined under the Federal Securities Laws.  Actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors, including but not limited to: (i) adverse changes in general economic or market conditions; (ii) delays or reductions in information technology spending; (iii) our ability to protect our proprietary technology; (iv) risks associated with managing the growth of our business, including risks associated with acquisitions and investments and the challenges and costs of integration, restructuring and achieving anticipated synergies; (v) fluctuations in VMware, Inc.’s operating results and risks associated with trading of VMware stock; (vi) competitive factors, including but not limited to pricing pressures and new product introductions; (vii) the relative and varying rates of product price and component cost declines and the volume and mixture of product and services revenues; (viii) component and product quality and availability; (ix) the transition to new products, the uncertainty of customer acceptance of new product offerings and rapid technological and market change; (x) insufficient, excess or obsolete inventory; (xi) war or acts of terrorism; (xii) the ability to attract and retain highly qualified employees; (xiii) fluctuating currency exchange rates; and (xiv) other one-time events and other important factors disclosed previously and from time to time in EMC’s filings with the U.S. Securities and Exchange Commission.  EMC disclaims any obligation to update any such forward-looking statements after the date of this release.

The tender offer described in this announcement has not yet commenced. This announcement is neither an offer to purchase nor a solicitation of an offer to sell any shares of Iomega. The solicitation and the offer to buy shares of Iomega common stock will be made pursuant to an offer to purchase and related materials that EMC and its wholly owned subsidiary intend to file with the U.S. Securities and Exchange Commission. At the time the tender offer is commenced, EMC and its wholly owned subsidiary intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and Iomega intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. EMC, its wholly owned subsidiary and Iomega intend to mail these documents to the stockholders of Iomega. These documents will contain important information about the tender offer and stockholders of Iomega are urged to read them carefully when they become available. Investors and stockholders of Iomega will be able to obtain a free copy of these documents (when they become available) and other documents filed by Iomega or Purchaser with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and related materials may be obtained for free (when they become available) by directing such requests to EMC Corporation at 176 South Street, Attention: Office of the General Counsel; Hopkinton, MA 01748. Investors and stockholders may obtain a free copy of the solicitation/recommendation statement and such other documents (when they become available) from Iomega by directing requests to Iomega at 10955 Vista Sorrento Parkway, Attention: Corporate Secretary and General Counsel, San Diego, CA 92103.